Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of September 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about September 8, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on September 8, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) is pleased to announce the results of an independent resource estimate at the Los Azules Copper deposit located in western San Juan province, Argentina.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated September 8, 2008 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

September 8, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES A MINERAL RESOURCE ESTIMATE OF

922 MILLION TONNES OF 0.55% COPPER AT LOS AZULES

SPOKANE, WA—September 8, 2008— Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the results of an independent resource estimate at the Los Azules Copper deposit located in western San Juan province, Argentina. The Inferred Mineral Resource, at 0.35% total copper (“CuT”) cut-off, is defined by an area approximately 3.7 km by 1 km in size and contains a high-grade near surface copper core in the north (see attached drill map and long section). This resource estimate will form the basis of an economic scoping study (NI-43-101 Preliminary Assessment) planned for completion at yearend. In addition, the mineralized copper target remains open to the north and at depth.

At a 0.35% total copper cut-off, the Inferred Resource at Los Azules is 922 million tonnes grading 0.55% copper, containing 11.2 billion pounds of copper.

The mineral resource estimate at different copper cut off grades is summarized in the table below.

Cut-off grade (CuT)	Inferred Resource (Millions of tonnes)	Average Grade (CuT%)	Contained copper (Billions of (lbs)
0.20	1,680	0.42	15.6
0.25	1,425	0.46	14.5
0.30	1,171	0.50	12.9
0.35	922	0.55	11.2
0.40	727	0.60	9.6
0.50	451	0.69	6.9
0.60	273	0.78	4.7
0.70	161	0.87	3.1
0.80	93	0.97	2.0

Allen Ambrose, president of Minera Andes, said: “We are very pleased to report on our continued success at Los Azules. This resource estimate demonstrates that Los Azules ranks as one the largest new undeveloped copper deposits in Argentina. At a cutoff grade of 0.8%Cu, the resource totals 93 million tonnes at a grade of 0.97%Cu, much of which occurs as a near surface, high-grade core zone. The presence of a high-grade copper core is important in that it could significantly enhance the project economics as a starter pit in the early years of any potential mining operations.”

Robert Sim, P.Geo., an independent Qualified Person as defined by NI 43-101 with the assistance of Bruce Davis, FAusIMM, is responsible for the mineral resource estimate. This estimate will be filed in a Technical Report, compliant with NI 43-101, and posted on SEDAR within 45 days. Mr. Allen Ambrose, president of Minera Andes, an appropriately Qualified Person as defined by NI 43-101 for the Los Azules project, has reviewed and approved the content of this press release.

Minera Andes is advancing the Los Azules project under an option agreement (see news release dated November 14, 2007) with Xstrata Copper, one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S). The scope and size potential of the project increased dramatically in 2006 when the Minera Andes drilling discovered a near surface high-grade area of copper mineralization, when AZ-06-19 encountered 221 meters of mineralization averaging 1.62% copper that was 200 meters from hole AZ-06-20 containing 173 meters of 1% copper.

There are a total of 83 drill holes in the Los Azules database with a cumulative length of 19,680 meters and a total of 10,919 samples analyzed for total copper with an average individual sample length of 1.5 meters. A total of 35 of the drill holes have some portion of the sample intervals tested for sequential copper analysis. The resource estimate has been generated from drill hole sample assay results and the interpretation of a geologic model which relates to the spatial distribution of copper in the deposit. Grade estimates have been made using ordinary kriging with a nominal block size of 20x20x15 meters.

Drilling and sampling practices have been reviewed and are in accordance with industry standards. Drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A. and to Acme Laboratories, in Mendoza, Argentina, for sample pulp preparation and to Acme Laboratories in Chile and ALS Chemex Laboratories in Chile for analysis. Bruce Davis has reviewed the results of the control (QAQC) program and finds the data sufficiently accurate and precise for use in resource estimation.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine. In addition to exploring the Los Azules copper project in San Juan province other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,456,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of base metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves, and other risks. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

Los Azules Plan Drill Map

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: September 09, 2008